Exhibit (a)(1)(H)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 21, 2008, and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction.

Notice of Offer to Purchase for Cash

by

CALIFORNIA FIRST NATIONAL BANCORP

of

Up to 1,300,000 Shares of its Common Stock

at a Purchase Price Not Greater Than $13.00 nor Less Than $12.00 Per Share

California First National Bancorp, a California corporation (the “Company”), is offering to purchase up to 1,300,000 shares of its common stock, par value $.01 per share (the “Shares”), at a price not greater than $13.00 nor less than $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated July 21, 2008 (the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

THE OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON WEDNESDAY, AUGUST 20, 2008, UNLESS THE OFFER IS EXTENDED.

The Board of Directors of the Company has approved the Offer. However, none of the Company, its Board of Directors, the Information Agent or the Depositary is making any recommendation to any shareholder as to whether to tender or refrain from tendering Shares or as to the purchase price at which any shareholder may choose to tender Shares. The Company has not authorized any person to make any such recommendation on the Company’s behalf. If anyone makes any recommendation or gives any information or representation, shareholders must not rely upon that recommendation, information or representation as having been authorized by the Company, the Information Agent or the Depositary. Shareholders must make their own decisions as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which to tender. In so doing, shareholders should read and evaluate carefully the information in the Offer to Purchase and in the related Letter of Transmittal, including the Company’s reasons for making the Offer, and should consult with their own investment and tax advisors.

The Offer is subject to certain conditions set forth in the Offer to Purchase and the related Letter of Transmittal, including the condition that the Offer does not cause the Company’s common stock to be delisted from the NASDAQ Stock Market. The Offer is not conditioned upon any minimum number of Shares being tendered.

Patrick E. Paddon, a director of the Company and its President and Chief Executive Officer and beneficial owner of 6,566,174 Shares, and Glen T. Tsuma, a director of the Company and its Chief Operating Officer and beneficial owner of 1,356,772 Shares, have advised the Company of their intention, only under certain circumstances described in the Offer to Purchase, to tender on a pro rata basis up to an aggregate of 300,000 Shares if and only to the extent necessary to cause there to be more than 1,300,000 Shares tendered in the Offer, thereby requiring that any Shares purchased in the Offer be purchased from all tendering shareholders under the proration provisions of the Offer and reducing the chance that consummation of the Offer will result in the delisting of the Company’s common stock from the NASDAQ Stock Market. Mr. Paddon and Mr. Tsuma are not obligated, however, to tender any Shares. All of the Company’s other directors and executive officers have advised the Company that they do not intend to tender any Shares in the Offer.

Shareholders desiring to tender Shares must specify the price or prices, not greater than $13.00 nor less than $12.00 per Share, at which they are willing to sell their Shares to the Company in the Offer. Upon the terms and subject to the conditions of the Offer, the Company will determine a single per Share price, not greater than $13.00 nor less than $12.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest, that it will pay for Shares properly tendered and not properly withdrawn in the Offer, taking into account the total number of Shares tendered and the prices specified by tendering shareholders. After the Offer expires, the Company will select the lowest purchase price (in multiples of $0.10) within the price range specified above that will allow it to purchase 1,300,000 Shares. If fewer than 1,300,000 Shares are properly tendered, the Company will select the price that will allow it to purchase all Shares that are properly tendered and not properly withdrawn. All Shares the Company purchases in the Offer will be purchased at the same price regardless of whether the shareholder tendered at a lower price. The Company will purchase only Shares properly tendered at prices at or below the purchase price it determines and that are not properly withdrawn. However, because of the proration provisions described in the Offer to Purchase, the Company may not purchase all of the Shares tendered even if a shareholder tendered at prices at or below the purchase price if more than the number of Shares that the Company seeks are properly tendered and not withdrawn. The Company, at its expense, will promptly return Shares tendered in excess of the purchase price that the Company determines and Shares that the Company does not purchase because of the proration provisions of the Offer.

If the conditions to the Offer are satisfied or waived, the Company will purchase Shares for an aggregate purchase price of approximately $16,900,000 pursuant to the Offer. Subject to certain limitations and legal requirements, in the event that more than 1,300,000 Shares are tendered pursuant to the Offer at or below the purchase price, the Company reserves the right, and intends to exercise such right, to purchase up to an additional 228,814 Shares without extending the Offer.

The term “Expiration Time” means 5:00 p.m., New York City time, on Wednesday, August 20, 2008, unless the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term “Expiration Time” shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire.

For purposes of the Offer, the Company will be deemed to have accepted for payment, and therefore purchased, Shares properly tendered (and not properly withdrawn), subject to the proration provision of the Offer, only when, as and if the Company gives written notice to Mellon Investor Services LLC, the depositary for the Offer (the “Depositary”), of its acceptance of such Shares for payment pursuant to the Offer. The Company will make payment for Shares tendered and accepted for payment under the Offer only after timely receipt by the Depositary of certificates for such Shares or of timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the “book-entry transfer facility” (as defined in the Offer to Purchase), a properly completed and duly executed Letter of Transmittal or a manually signed facsimile thereof or, in the case of a book-entry transfer, an “agent’s message” (as defined in the Offer to Purchase), and any other documents required by the Letter of Transmittal. In all cases, on the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting such payment to tendering shareholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price of Shares be paid by the Company regardless of any delay in making any payment.

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Time. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering shareholder to withdraw such shareholder’s Shares. The Company will announce any amendment to the Offer by making a public announcement of the amendment.

The Company believes that purchasing the Shares through the Offer is a prudent use of its cash and cash equivalents and an effective means to provide value to its shareholders. The Offer represents an opportunity for the Company to return capital to its shareholders who elect to tender their Shares. Additionally, shareholders who choose not to tender their Shares will own a greater percentage interest in the Company’s outstanding common stock following consummation of the Offer. The Offer also provides our shareholders with an efficient way to sell their Shares without incurring broker’s fees or commissions associated with open market sales.

Generally, a U.S. shareholder will be subject to U.S. federal income tax when the shareholder receives cash from the Company in exchange for the Shares the shareholder tenders in the Offer. The receipt of cash for tendered Shares will generally be treated for U.S. federal income tax purposes either as (1) a sale or exchange eligible for capital gain or loss treatment, or (2) a distribution in respect of stock from the Company. All shareholders should review the relevant sections regarding tax matters in the Offer to Purchase and consult their tax advisor with respect to the tax effects of a tender of Shares.

Shares tendered in the Offer may be withdrawn at any time prior to the Expiration Time or, unless theretofore accepted for payment pursuant to the Offer, at any time after 12:00 midnight, New York City time, on September 16, 2008. To withdraw Shares, a shareholder must deliver a written notice of withdrawal with the required information to the Depositary while he or she still has the right to withdraw the Shares. The notice of withdrawal must specify the shareholder’s name, the number of Shares to be withdrawn and the name of the registered holder of those Shares. Some additional requirements apply if the Share certificates to be withdrawn have been delivered to the Depositary or if the Shares have been tendered under the procedure for book-entry transfer set forth in the Offer to Purchase. If the shareholder tenders his or her Shares by giving instructions to a bank, broker, dealer, trust company or other nominee, the shareholder must instruct the nominee to arrange for the withdrawal of the shareholder’s Shares.

The Company will decide, in its sole discretion, all questions as to the form and validity, including time of receipt, of notices of withdrawal, and each such decision will be final and binding on all persons participating in the Offer, subject to such other participants disputing such determination in a court of competent jurisdiction. The Company also reserves the absolute right to waive any defect or irregularity in the withdrawal of Shares by any shareholder, whether or not the Company waives similar defects or irregularities in the case of any other shareholder. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

Holders of vested but unexercised options to purchase Shares may exercise such options in accordance with the terms of the stock option plan and tender the Shares received upon such exercise in accordance with the Offer. Holders of vested but unexercised options should evaluate the Offer to Purchase carefully to determine if participation would be advantageous to them, based on their stock option exercise prices, the date of their stock option grants and the years left to exercise their options, the range of tender prices, the tax consequences of choosing to exercise any options, and the provisions for pro rata purchases by the Company described in the Offer to Purchase. An exercise of an option cannot be revoked even if Shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. The Company strongly encourages those holders to discuss the Offer with their tax advisor, broker and/or financial advisor.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company expressly reserves the right (but shall not be obligated) at any time and from time to time, to waive any condition to the Offer or modify the terms of the Offer, subject to the rules and regulations of the Securities and Exchange Commission.

The Offer to Purchase and the related Letter of Transmittal contain important information that shareholders should read carefully before making any decision with respect to the Offer. Copies of the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks and trust companies whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

Questions and requests for assistance or for additional copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at the telephone number and address set forth below. Such materials will be furnished promptly at the Company’s expense. Shareholders may also contact their bank, broker, dealer, trust company or other nominee for assistance concerning the Offer. The Company will not pay any fees or commissions to any broker or dealer or any other person (other than the Depositary and the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

Mellon Investor Services LLC

480 Washington Boulevard

Jersey City, NJ 07310

Shareholders Call Toll-Free: (888) 838-0120 Banks and Brokers Call Collect: (201) 680-5235